Exhibit (a)(5)(2)

The following is a script of commonly asked questions and answers in connection with Sonaecom’s offer to acquire Portugal Telecom (the “Offer”).

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This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

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1.            What type of information is required to be provided in the draft announcement regarding the launch of the Offer (projecto de anúncio de lançamento) and in the draft prospectus to be registered in connection with the Offer?

According to Portuguese law, the announcement and the prospectus regarding the launch of the Offer are required to describe, among other things, the following information: characteristics and amounts of securities that are subject to the offer, material terms of the offer, conditions for completion of the offer and the purpose of the offer. Both the draft announcement and draft prospectus will include substantially the same information, however both documents are subject to the approval of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) (“CMVM”) and, accordingly, may be amended.

2.            Will the announcement and the prospectus discussed in question 1 above be made public?

On Monday, February 27, 2006, the draft announcement and the draft prospectus will only be delivered confidentially to the CMVM and to PT. Following approval of the registration of the Offer by the CMVM, the prospectus and the announcement will be posted on the CMVM website.

3.            When did Sonaecom file a merger notification concerning the Offer with the Portuguese Competition Authority? When do you expect the Competition Authority to begin its review of the Offer?

Sonaecom has filed a merger notification concerning the Offer with the Portuguese Competition Authority on February 20, 2006. The Portuguese Competition Authority has begun its review of the Offer.

4.            What is the term of the Offer (after being accepted by the Competition Authority and registered with the CMVM)?

We expect the initial term of the Offer to be ten weeks.

5.	When can a competing offer be launched?

A competing offer may be launched at any time up to the day prior to the expiration of the initial term of the Offer.

6.	Can Sonaecom trade in PT and/or PTM shares? If so, when?

After issuing the preliminary announcement of the Offer on February 6, 2006, Sonaecom may not trade in PT and/or PTM shares over the counter without the prior consent of CMVM,

which is subject to receipt of an opinion of PT and PTM. Under Portuguese law, Sonaecom may trade in PT and/or PTM Shares on the Euronext Lisbon Stock Exchange. Sonaecom is required to inform the CMVM each time it trades in PT and/or PTM Shares. The CMVM may review any purchases made by Sonaecom of such shares and, if the CMVM concludes that, in light of the circumstances surrounding the purchases by Sonaecom (acting directly or through its agents), the consideration offered by Sonaecom in the Offer does not seem reasonable, the CMVM may require Sonaecom to revise such consideration. No purchases of PT shares by Sonaecom, otherwise than pursuant to the Offer, will be made in the United States. All purchases of PT or PTM shares made by Sonaecom will be made in compliance with the applicable laws and regulations of Portugal and the United States.

7.	When will you disclose more information about the Offer?

There will be additional information disclosed about the Offer at the time of the announcement of the launch of the Offer and when the prospectuses are published.